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Michelle Caturay Vice-President, Corporate Secretary & Associate General Counsel Corporate Secretary’s Division

199 Bay Street Commerce Court West, 44th Floor Toronto, Ontario Canada M5L 1A2

September 6, 2011	Tel: 416-980-3045 Fax: 416-980-7012 michelle.caturay@cibc.com

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Ms. Hayes:

Re:	Canadian Imperial Bank of Commerce
Form 40-F for the Fiscal Year Ended October 31, 2010 Filed December 6, 2010 Forms 6-K Filed May 26, 2011 and July 29, 2011 File No. 1-14678

We received your letter of August 30, 2011 and are pleased to provide the requested response. As we agreed on the phone, in light of the number of comments, our response will be provided by September 30, 2011.

Thank you.

Yours truly,

/s/ Michelle Caturay